Mail Stop 7010

      November 10, 2005

Jerrold J. Pellizzon
Vice President and Chief Financial Officer
Ceradyne, Inc.
3269 Red Hill Avenue
Costa Mesa, CA 92626

Re:	Ceradyne, Inc.
	Registration Statement on Form S-3
	Filed on October 21, 2005
	File No. 333-129197

Dear Mr. Pellizzon:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. At the time the company requests acceleration of this registration statement, the company should state that it has no present intent to make the first offering of securities promptly, and therefore will be making the offering on a delayed basis rather than in reliance on Rule
430A. Alternatively, the company should file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion and, if applicable, an underwriting agreement with regard to any securities to be offered promptly, including in reliance on Rule 430A.

Calculation of Registration Fee Table

2. We reference footnote 3. Please confirm that as shares of the underlying common stock are offered and sold, you will count them against the dollar amount of the securities remaining on this registration statement.

Risk Factors, page 1

3. Please delete the second and third sentences of the first paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

4. Please note that it may be appropriate to include risk factors in your takedown supplements on issues specific to the securities such as the lack of an intention to list the debt securities on any trading market.

Use of Proceeds, page 4

5. Supplementally confirm to us that your takedown supplements will disclose the amount and terms of debt you may pay off with proceeds from the sale of the securities.

Description of Debt Securities, page 5

6. Delete the statement on page 9 that you take no responsibility for the accuracy of the information you provide concerning DTC. We would not object if you noted that you are not responsible for the performance of DTC of its obligations under the rules and procedures governing its operations.

7. We advise you that the debt securities may not be convertible into
"other securities" that have not been registered under this registration statement unless the debt securities convertible into such other securities are not legally convertible immediately or within one year of the date of sale of the debt securities. All of the underlying classes of securities must be identified in the registration statement.

Plan of Distribution, page 15

8. Rule 415(a)(4) requires that in an "at the market" equity offering by a registrant, the underwriter must be named in a prospectus that is
"part of the registration statement." If you intend to conduct such an offering prior to December 1st, please clarify that prior to December 1st, a post-effective amendment will be filed to name underwriters. On or after December 1st, an issuer that meets the conditions of the revised provisions of Rule 415(a)(4) for such offerings would not have to file a post-effective amendment for such purposes.
9. We note your disclosure that third parties may engage in short sales in your securities. Supplementally confirm that you are aware of
Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website, and revise your disclosure accordingly.

Legal Matters, page 17

10. Please confirm to us that you will file a clean opinion, either in post-effective amendment or in a Form 8-K, for each takedown.

Exhibit 5.1 - Legal Opinion

11. Since the indenture is governed by the laws of New York, the opinion cannot be limited to Delaware law. Counsel must also opine that the warrants are binding obligations under the state contract law governing the warrant agreement. Please revise.

12. Please delete as inappropriate, the enforceability qualifications in clauses (iii)-(vii).

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or Chris Edwards at (202) 551-3742 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-
3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Robert Rich, Esq.
	Stradling Yocca Carlson & Rauth
	660 Newport Center Drive, Suite 1600
	Newport Beach, CA 92660
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Jerrold J. Pellizzon
Ceradyne, Inc.
November 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE